Exhibit 99.1

Avolon Shareholders Approve

Merger Agreement with Bohai Leasing

Dublin | October 21, 2015: Avolon (“Avolon” or the “Company”) (NYSE: AVOL), the international aircraft leasing company, announces that, at the extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced Merger Agreement, dated September 3, 2015 (the “Merger Agreement”), among Bohai Leasing Co., Ltd. (“Parent”), Mariner Acquisition Ltd. (“Merger Sub”) and the Company, pursuant to which the Company will merge with and into Merger Sub with the Company surviving the merger as a wholly-owned indirect subsidiary of Parent (the “Merger”), and to authorize, approve and confirm the transactions contemplated by the Merger Agreement, including the Merger. The Company’s shareholders also voted in favor of the proposals to amend and restate the Company’s memorandum and articles of association and to decrease and amend the Company’s authorized share capital, in both cases upon the completion of the Merger. The proposals approved at today’s extraordinary general meeting are described in detail in the Company’s Proxy Statement, filed with the Securities and Exchange Commission on September 28, 2015, as an exhibit to the Company’s 6-K.

Approximately 87.5% of the Company’s total outstanding voting shares voted in person or by proxy at today’s extraordinary general meeting, with approximately 99.8% of those shares voting in favor of the proposal to authorize and approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

The parties currently expect to complete the Merger no later than the first quarter of 2016, subject to the satisfaction or waiver of all conditions set forth in the Merger Agreement. Upon completion of the Merger, the Company will become a privately held company and its common shares will no longer be listed on the New York Stock Exchange.

About Avolon

Headquartered in Ireland, with offices in the United States, Dubai, Singapore and China, Avolon provides aircraft leasing and lease management services. Avolon had an owned, managed and committed fleet of 258 aircraft serving 56 customers in 33 countries as of September 30, 2015. Avolon is listed on the New York Stock Exchange, under the ticker symbol AVOL.

Note Regarding Forward-Looking Statements

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the Merger; management plans relating to the Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond Avolon’s control and based upon premises with respect to business decisions that are subject to change. Avolon does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information:

Dónal O’Neill	T: +353 1 231 5843	M: +353 87 251 1799	ir@avolon.aero
Jonathan Neilan	T: +353 1 663 3686	M: +353 86 231 4135	ir@avolon.aero
Jennifer Peters	T: +353 1 663 3684	M: +353 87 178 7021	ir@avolon.aero